Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended Sept. 30,		Nine months ended Sept. 30,
(in thousands)	2013	2012	2013	2012
Excluding interest on deposits (1)
Income before income taxes	$192,554	139,125	499,086	471,355
Fixed charges, excluding preferred dividends and capitalized interest	396	-	794	-
Earnings	$192,950	139,125	499,880	471,355
Interest expense	$396	-	794	-
Estimated interest component of net rental expense	-	-	-	-
Preferred dividends	45,569	48,010	137,303	145,744
Capitalized interest	-	-	-	-
Fixed charges and preferred dividends	$45,965	48,010	138,097	145,744
Consolidated ratios of earnings to fixed charges and preferred dividends (2)	4.20	2.90	3.62	3.23

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.